APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

STUDLY BREWING COMPANY, LLC
Income Statement - unaudited
For the periods ended 04-30-22

	Current Period	Prior Period
	30-Apr-22	31-Dec-21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Business Licenses and Permits	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

STUDLY BREWING COMPANY, LLC
Balance Sheet - unaudited
For the period ended April 30, 2022

	April 30	December 31
	2022	**2021**
ASSETS		
Current Assets:		
Cash	$18,960.00	$45,721.00
Petty Cash	$0.00	$0.00
Accounts Receivables	$0.00	$0.00
Inventory	$2,078.00	$0.00
Prepaid Expenses	$0.00	$0.00
Employee Advances	$0.00	$0.00
Temporary Investments	$0.00	$0.00
Total Current Assets	$21,038.00	$45,721.00
Fixed Assets:		
Land	$0.00	$0.00
Buildings	$0.00	$0.00
Furniture and Equipment	$65,092.00	$7,781.50
Computer Equipment	$0.00	$0.00
Vehicles	$0.00	$0.00
Less: Accumulated Depreciation	$0.00	$0.00
Total Fixed Assets	$65,092.00	$7,781.50
Other Assets:		
Other Assets	$0.00	$0.00
Total Other Assets	$0.00	$0.00
TOTAL ASSETS	**$86,130.00**	**$53,502.50**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$0.00	$0.00
Business Credit Cards	$0.00	$0.00
Sales Tax Payable	$0.00	$0.00
Payroll Liabilities	$0.00	$0.00
Other Liabilities	$0.00	$0.00
Current Portion of Long-Term Debt	$0.00	$0.00
Total Current Liabilities	$0.00	$0.00

Long-Term Liabilities:

Notes Payable	$0.00	$0.00
Mortgage Payable	$0.00	$0.00
Less: Current portion of Long-term debt	$0.00	$0.00
Total Long-Term Liabilities	$0.00	$0.00

EQUITY

Capital Stock/Partner's Equity	$32,627.50	$53,502.50
Opening Retained Earnings	$53,502.50	$0.00
Dividends Paid/Owner's Draw	$0.00	$0.00
Net Income (Loss)	$0.00	$0.00
Total Equity	$86,130.00	$53,502.50
TOTAL LIABILITIES & EQUITY	**$86,130.00**	**$53,502.50**
Balance Sheet Check	$0.00	$0.00

STUDLY BREWING COMPANY, LLC
Statement of Cash Flow - unaudited
For the period ended 04-30-22

	Current Period	Prior Period
	30-Apr-22	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Edward Blake Edmunds, certify that:

1. The financial statements of Studly Brewing Company, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Studly Brewing Company, LLC has not been included in this Form as Studly Brewing Company, LLC was formed on 09/21/2021 and has not filed a tax return to date.

Signature   *Edward Blake Edmunds*

Name: Edward Blake Edmunds

Title: Manager